1900 Winston Road, Suite 300•Knoxville, TN 37919

P.O. Box 30698•Knoxville, TN 37930

P 865.693.1000

October 1, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jim B. Rosenberg

Re:

Team Finance LLC
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 11, 2008
File Number: 333-132495

Dear Mr. Rosenberg:

Reference is made to the comment letter from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”), dated September 16, 2008 related to the Form 10-K for the fiscal year ended December 31, 2007 filed by Team Finance LLC (the “Company”) on March 11, 2008 (the “Form 10-K”). This letter is in response to the Staff’s comment letter.  To assist your review, we have retyped the text of the Staff’s comments below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and estimates
Insurance Reserves, page 53

1.

We believe your disclosure in Management’s Discussion and Analysis regarding the professional liability costs should discuss the judgments and uncertainties surrounding the reserve estimates and the potential impact on your financial statements. We refer to your discussion of professional liability costs in Management’s Discussion and Analysis on page 57 which states that you had favorable changes in loss development assumptions relating to prior years which resulted in favorable development of professional liability costs of $32 million and $12 million for the years ended December 31, 2007 and 2006. Please disclose the following for your professional liability:

a.

Discuss how each of your key assumption(s) in developing this liability has changed historically over the periods presented.

Please see our response to comment 1c below.

b.

Discuss how management has adjusted each of the key assumption(s) used in calculating the current year liability given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).

Please see our response to comment 1c below.

c.

Quantify and discuss the impact that reasonably likely changes in the key assumption(s) used would have on the liability at December 31, 2007 and on future operations. Merely applying a hypothetical change to your key assumption(s) and stating the impact it would have on this liability would not accomplish this objective.

The estimation of medical professional liability losses is inherently complex.  Medical professional liability claims are typically resolved over an extended period of time, often eight years or more.  The combination of changing conditions and the extended time required for claim resolution results in a loss estimation process that requires actuarial skill and the application of judgment, and such estimates require periodic revision.  An independent actuary firm is engaged by the company to prepare periodic actuarial studies at least semi-annually.  The Company’s management is responsible for evaluating the professional and technical competence of the actuarial firm and meets with the actuary to review and discuss the results of the actuarial report and assumptions and methodologies utilized for reasonableness.  The results of the actuarial study are considered by the Company, along with other emerging trends and developments, in evaluating and making adjustments to its reserves for professional liability losses, as needed. In preparing the actuarial study, the independent actuary will evaluate the development of actual paid and incurred losses between report periods and will also develop and revise a significant number of assumptions and trends that influence the estimates regarding losses for both the current period as well as all prior period loss estimates.   The actual paid and incurred loss experience between reports within each loss year can have a significant impact on the revised loss assumptions for such periods.  In addition to the impact of actual loss development trends, for each loss period, there are at least five assumptions that contribute to the estimated number of ultimate claims to be incurred and at least seven assumptions that contribute to the estimate of the ultimate average amount paid on each claim.   Many of these assumptions are actuarial and statistical concepts and are extremely technical in nature.  Because of the nature of the actuarial process, there is no single key assumption or assumptions that are used to develop the estimate of the Company’s ultimate losses on professional liability claims; therefore it is not practical or meaningful to disclose such assumptions or to discuss changes in the trends for such assumptions.  Also, given the number of factors considered in establishing the reserves for professional liability losses, it is neither practical nor meaningful to isolate a particular assumption or parameter of the process and calculate the impact of changing that single item.

However, in response to the Staff’s comment, we intend to include in our Form 10-K for the year ended December 31, 2008, a more robust discussion of the nature and inherent uncertainties and complexities of the loss estimation process as well as enhance the description of the process and assumptions considered by management in making such estimates.   We are currently in the process of obtaining a revised actuarial estimate of both current year and prior year professional liability losses.   Upon receipt of the revised actuarial analysis, the Company will evaluate any changes noted in loss estimates and adjust its reserves for professional liability losses as necessary to reflect the updated information as well as any emerging trends.  In order to address the sensitivity of reserves for professional liability losses, we plan to further review this issue with our outside advisors and actuarial consultants and plan to refine our process to provide for the inclusion of a disclosure of the professional liability loss reserves as compared to amounts within certain actuarial ranges based upon the most recent actuarial study available.   The Insurance Reserves section of the Management’s Discussion and Analysis will be substantially revised (proposed changes marked as compared to the Company’s Form 10-K for the year ended December 31, 2007) as noted in Attachment I.

d.

Because IBNR estimates are more imprecise, please provide the amount of IBNR separately from claims reported for this liability.

As of December 31, 2007, of the $162.9 million of estimated losses under self insurance programs, approximately $59.9 million were case reserves and approximately $103.0 million represented an estimate of incurred but not reported (“IBNR”) claims and expenses.   We intend to include the disclosure of estimated case reserves and IBNR reserves for all balance sheet periods presented in our Form 10-Q for the quarterly period ended September 30, 2008 and in our subsequent periodic reports.

Revenue Recognition, page 50

2.

Please revise your disclosure to quantify the amount of contractual allowances that you charged to revenue for each period presented. If the year over year change is significant, identify the cause of the change, explicitly describing the new events that occurred or additional experience/information that was obtained since the last reporting date that led to the change. Finally, please quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payers as of the latest balance sheet date could have on financial position and operations.

The Company provides the following information on a supplemental basis to the disclosures made regarding our net revenue on page 50 in the 2007 Form 10-K:

	Year ended December 31,
	2007	2006	2005
	(In Thousands)

Gross Fee for Service Charges	$ 3,507,454	$ 2,873,565	$ 2,494,771
Unbilled revenue	6,149	4,007	1,638
Less: Contractual adjustments	1,834,499	1,450,823	1,257,372
Fee For service revenue	1,679,104	1,426,749	1,239,037
Contract revenue	403,086	378,658	342,911
Other revenue	23,962	23,646	18,388
Net revenue	2,106,152	1,829,053	1,600,336

Provision for uncollectibles	874,087	733,666	598,611

Net Revenue less provision for uncollectibles	$ 1,232,065	$ 1,095,387	$ 1,001,725

We will include a similar disclosure in the Revenue recognition section of the MD&A in the Form 10-Q for the quarterly period ended September 30, 2008 and in our subsequent periodic reports.

Contractual adjustments represent the Company’s estimate of discounts and other adjustments to be recognized from gross fee for service charges under contractual payment arrangements, primarily with commercial, managed care, and governmental payment plans such as Medicare and Medicaid when the Company’s providers participate in such plans.  The increase in contractual adjustments noted above is due to the overall increase in gross fee for service charges resulting from both an increase in net patient billing volume as well as annual increases in the gross billing fee schedules between periods.  Contractual adjustments increased at a faster pace than the increase in gross fee for service charges as the annual reimbursement increases under contracts with managed care plans and government payers that are subject to contractual adjustments tend to be less than the overall annual increase in the Company’s gross billing fee schedules.

As disclosed in our Form 10-K, specifically on page 50, we are unable to report the payer mix composition on a dollar basis of our outstanding net accounts receivable. Consequently, we are not able to disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payers would have on our financial position or operations.  However, a 1% decline in the estimated carrying value of our net fee-for-service patient accounts receivable before consideration of the allowance for uncollectible accounts at December 31, 2007 could have an after tax effect of approximately $1.9 million on our financial position and results of operations.  The Company will include a similar disclosure in the Form 10-Q for the quarterly period ended September 30, 2008 and in our subsequent periodic reports.

3.

Please revise your disclosure to include an aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation.

As disclosed in our Form 10-K, specifically on pages 51 through 53, a significant portion of our accounts receivables is comprised of expected payments from revenue generated on a fee-for-service basis.  The significant volume of annual patient visits and the terms of thousands of commercial and managed care contracts and the various reimbursement policies relating to governmental healthcare programs do not make it feasible to evaluate fee-for-service accounts receivable on a specific account basis.  We determine the estimated value of these accounts receivable balances based on the aggregated estimated cash collection run rates of estimated future collections by contract for patient visits under our fee-for-service contract revenue.  The process of estimating what will ultimately be collected involves such factors as prior contract collections experience, current period changes in payer mix and patient acuity indicators, reimbursement rate trends in governmental and private sector insurance programs, resolution of credit balances, the impact of billing system effectiveness improvement initiatives and trends in collections from self-pay patients.  Such estimates are substantially formulaic in nature.  These estimates are continuously updated and adjusted if subsequent actual collection experience indicates a change in estimate is necessary.  Because we do not specifically allocate changes to these estimates to individual accounts or specific payer classifications, the preparation and disclosure of an aging of accounts receivable on a net basis is not practical and is inconsistent with the Company’s operations, management reporting, and accounting practices.  Accordingly, the Company respectfully requests that the Staff not require the Company to include the requested disclosure.

Insurance Reserves, page 53

4.

Your disclosure here as well as in other portions of the document such as Note 14 to the financial statements makes reference to the use of an independent actuary firm. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary firm.

The Company notes the Staff’s comment and agrees that in future filings the Company will delete all references to any independent actuary firm such that there will be no references to third-parties without naming the third-party firm and obtaining their consent, if required.

5.

Please tell us your basis in GAAP for discounting your professional liability loss reserves.

The practice of discounting our professional liability loss reserve is supported by the AICPA Audit and Accounting Guide: Health Care Organizations, specifically, paragraph 8.13, which states “Health care organizations that discount malpractice claims should disclose in the notes to the financial statements the carrying amount of accrued malpractice claims that are discounted in the financial statements and the interest rate or rates used to discount those claims”.  While the process of estimating the ultimate loss on professional liability claims is inherently complex, we believe that our internal process of utilizing the services of independent actuarial consultants and obtaining revised estimates of incurred losses on a semi annual basis provides us with a reasonable approach and framework for making such estimates and provides an opportunity for making adjustments and revisions to the estimates as needed.   As part of the actuarial review process, the Company receives an updated projection of loss payment patterns based upon both an accident year and report year view.   These payment patterns are based upon the Company’s historical claim payment patterns and the payment pattern assumptions have generally remained reasonably stable and constant between actuarial reports.   Therefore, despite inherent complexities involved in the overall estimate of losses for professional liability claims, the Company believes that the general stability of the payment patterns of expected losses, based on sufficient history, provides a reasonable and reliable basis for discounting such loss estimates.  The discount rate used by the Company is the current 10 year U.S. Treasury rate, which reflects the risk free interest rate over the expected period of claim payments.  Based on relevant authoritative accounting guidance, we believe that our discounting of malpractice reserves is appropriate in view of the fact that the Company has a process to reasonably and reliably determine the amount of the ultimate liability and the estimated timing of cash payments is reliably determinable based upon the actuarially determined claim payment patterns.

Notes to the Consolidated Financial Statements, page 92

6.

Please provide us the selected quarterly financial as required by Item 302 of Regulation S-K and confirm that you will include this information in future filings.

The Company has not included the selected quarterly financial information required by Item 302(a) of Regulation S-K because this requirement is only applicable to registrants with securities registered pursuant to Section 12(b) or Section 12(g) of the Exchange Act. Because the Company has no securities registered under these sections, it does not believe the requirement to include the requested information is applicable to it.

13. Segment Reporting, page 15

7.

Please explain to us why healthcare staffing, clinics and occupational health have been aggregated into one reportable segment and how your policy is in compliance with paragraphs 16 through 18 of SFAS 131.

The combined revenue of the clinics and occupational health operating segments that are referenced in your comment represented less than 2% of the combined reportable healthcare services segment revenue and less than 2% of the gross profit for the year ended December 31, 2007.

However, to fully respond to your comment, the Company has concluded that under the requirements of Financial Accounting Standards Board (FASB) Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, (Statement 131),

and as set forth below, it has two reportable segments, Healthcare Services and Management/Billing Services.

The initial step of determining the Company’s reportable segments was to identify its operating segments.  Statement 131 defines an operating segment as a component of a business enterprise that has each of the three following characteristics:

•

The component engages in business activities from which it may earn revenues (including start-up operations) and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

•

The operating results of the component are regularly reviewed by the enterprise's chief operating decision maker (CODM) to assess the performance of the individual component and make decisions about resources to be allocated to the component; and

•

Discrete financial information about the component(s) is available.

The Company and the CODM analyze the Company’s business by business unit; further discrete information about the operations (results of operations and financial position) is also by business unit.  Utilizing the definitional guidance provided by Statement 131, as indicated above, the Company has concluded that it operates in the following operating segments:

1.

Healthcare staffing

2.

Clinics

3.

Occupational health

4.

Billing Services

We have concluded, in accordance with the criteria established in paragraph 17 of Statement 131, that Healthcare staffing, clinics and occupational health share similar economic characteristics and are similar in the nature of the services provided (healthcare services), the type or class of customer (end user of healthcare services) and the method of providing our services (delivery of healthcare services).  Accordingly, the foregoing considerations support the aggregation of the healthcare staffing, clinics and occupational health operating segments into a single reportable segment. That is, the Company’s Healthcare Services business, whether conducted through our healthcare staffing, clinics or occupational health segments is the same, namely, the delivery of a comprehensive range of healthcare services to a similar class or type of end user.  As noted above, the clinics and occupational health operating segments are a minor portion of the overall Healthcare Services business comprising 2% or less of the combined revenue and gross profit of the Healthcare Services reportable segment for the year ended December 31, 2007.

16. Share-based Compensation, page 105

8.

Your disclosure makes reference to the use of an independent valuation company. While you are not required to make these references, when you do, you must also disclose the name of the independent valuation company. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent valuation company.

The Company notes the Staff’s comment and agrees that in future filings the Company will delete all references to any independent valuation company such that there will be no references to third-parties without naming the third-party firm and obtaining their consent, if required.

****

In addition, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call David P. Jones at 865-293-5522 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

  /s/ David P. Jones

David P. Jones

Chief Financial Officer

Attachment I

 Insurance Reserves. The nature of our business is such that it is subject to professional liability claims and lawsuits. Historically, to mitigate a portion of this risk, we have maintained insurance for individual professional liability claims with per incident and annual aggregate limits per physician for all incidents. Prior to March 12, 2003, we obtained such insurance coverage from commercial insurance providers.  Subsequent to March 11, 2003, we have provided for a significant portion of our professional liability loss exposures through the use of a captive insurance company and through greater utilization of self-insurance reserves. Since March 12, 2003, the most significant cost element within our professional liability program consists of the actuarial estimates of losses by occurrence period.  In addition to the estimated actuarial losses, other costs that are considered by the Company in the estimation of professional liability costs include program costs such as brokerage fees, claims management expenses, program premiums and taxes, and other administrative costs of operating the program including the costs to operate the captive insurance subsidiary.  Net costs in any period reflect our estimate of net losses incurred in that period as well as any changes to our estimates of the reserves established for net losses of prior periods.

The estimation of medical professional liability losses is inherently complex.  Medical professional liability claims are typically resolved over an extended period of time, often as long as eight years or more.  The combination of changing conditions and the extended time required for claim resolution results in a loss estimation process that requires actuarial skill and the application of judgment, and such estimates require periodic revision.  A report of actuarial loss estimates is prepared at least semi-annually. Management’s estimate of our professional liability costs resulting from such actuarial studies is significantly influenced by assumptions and assessments regarding expectations of several factors. These factors include, but are not limited to: historical paid and incurred loss development trends; hours of exposure as measured by hours of physician and related professional staff services; trends in the frequency and severity of claims, which can differ significantly by jurisdiction due to the legislative and judicial climate in such jurisdictions; coverage limits of third-party insurance; the effectiveness of our claims management process; and the outcome of litigation. As a result of the variety of factors that must be considered by management, there is a risk that actual incurred losses may develop differently from estimates.

In establishing our initial reserves for a given loss period, management considers the results of the actuarial loss estimates for such periods as well assumptions regarding loss retention levels and other program costs to be incurred.  On a semi-annual basis, we will review our professional liability reserves considering not only the reserves and loss estimates associated with the current period but also the reserves established in prior periods based upon revised actuarial loss estimates.  The actuarial estimation process employed utilizes a frequency severity simulation model to estimate the ultimate cost of claims for each loss period.  The results of the simulation model are then validated by a comparison to the results from several different actuarial methods (paid loss development, incurred loss development, incurred Bornhuetter-Ferguson method, paid Bornhuetter-Ferguson method) for reasonableness. Each method contains assumptions regarding the underlying claims process.  Adjustments to professional liability loss reserves will be made as needed to reflect revised assumptions and emerging trends and data.  Any adjustments to reserves are reflected in the current operations.  Due to the size of our reserve for professional liability losses, even a small percentage adjustment to these estimates can have a material effect on the results of operations for the period in which the adjustment is made.  Given the number of factors considered in establishing the reserves for professional liability losses, it is neither practical nor meaningful to isolate a particular assumption or parameter of the process and calculate the impact of changing that single item.  The actuarial reports provide a variety of loss estimates reflecting the inherent uncertainty of the medical professional liability claims environment in which we operate.  Initial year loss estimates are recorded using the actuarial expected loss estimate, but aggregate professional liability loss reserves may be carried at amounts in excess of those estimates provided by the actuarial reports due to the relatively short time period in which the Company has provided for its losses on a self insured basis and the possibility that additional adjustments to prior year estimates may occur as our reporting history and loss portfolio matures.   In addition, the Company is subject to the risk of claims in excess of insured limits as well as unlimited aggregate risk of loss in certain loss periods.  As the Company’s self insurance program continues to mature and additional stability is noted in the loss development trends in the initial years of the program, we expect to continue to review and evaluate the carried level of reserves and make adjustments as needed.

Our commercial insurance policy for professional liability losses for the period March 12, 1999 through March 11, 2003, included insured limits applicable to such coverage in the period. Effective April 2006, we executed an agreement with the commercial insurance provider that issued the policy that ended March 11, 2003 to increase the existing $130.0 million aggregate limit of coverage. Under the terms of the agreement, we will make periodic premium payments to the commercial insurance company and the total aggregate limit of coverage under the policy will be increased by a portion of the premiums paid. We have committed to fund premiums such that the total aggregate limit of coverage under the program remains greater than the paid losses at any point in time. During fiscal year 2006, we funded a total of $11.0 million under this agreement. For the year ended December 31, 2007, we funded a total of $9.6 million and have agreed to fund an additional $1.5 million in the first quarter of 2008. We have the option to fund additional premium payments during 2008 and future periods which will be based upon the level of incurred losses relative to the aggregate limit of coverage at that time.

As of December 31, 2007, the current aggregate limit of coverage under this policy is $149.4 million and the estimated loss reserve for claim losses and expenses in excess of the current aggregate limit recorded by the Company was $19.7 million. The Company’s estimated loss reserve is discounted at 4.0%.


The accounts of the captive insurance company are fully consolidated with those of our other operations in the accompanying financial statements.